Exhibit 99.1

Taoping Reports Fiscal Year 2025 Results

Strategic Transformation Drives Platform Expansion, Positions Company for Accelerated Growth

TIANJIN, China, April 30, 2026 – Taoping Inc. (Nasdaq: TAOP, the “Company”), a provider of innovative Cloud-based technologies on the Smart City IoT platform, and related products and services, today reported financial results for the year ended December 31, 2025. The Company expects to file its annual report on Form 20-F for the year ended on December 31, 2025 with the U.S. Securities and Exchange Commission (“SEC”) on or about April 30, 2026.

Mr. Bin Ma, Co-CEO of Taoping, said, “Our 2025 financial performance reflects both deliberate strategic realignment and disciplined investment in future growth drivers. While revenue declined year-over-year, we diversified revenue streams and strengthened our balance sheet, positioning the Company to execute on its next phase of growth. We remain focused on improving gross margin through higher-value service offerings and expect operating efficiency to improve as platform revenues scale and recurring income becomes a larger component of our business mix.”

“We are encouraged by the early validation of this strategy. As highlighted by our recent smart elevator expansion, including over $3 million in new orders announced to date, we believe we are well positioned to capitalize on growing demand for intelligent, data-driven infrastructure solutions. While we cannot guarantee future results, we are optimistic about the long-term growth potential of this segment.”

“By integrating proprietary, AI-enabled technologies with real-world operational data, we believe we are not only improving efficiency and safety outcomes for our customers, but also building a scalable platform that positions Taoping at the forefront of intelligent infrastructure transformation. We expect that this approach will unlock meaningful operating leverage, expand margins over time, and create sustainable long-term value for our shareholders.”

Select Fiscal Year 2025 Financial Results

For the fiscal year ended December 31, 2025, Taoping Inc. reported total revenue of $30.8 million, a decrease of approximately 16.0% year-over-year compared to $36.7 million in 2024. The decline primarily reflects the Company’s continued strategic shift away from lower-margin legacy software and transactional businesses toward higher-value platform-based and AI-enabled services.

Gross profit was $3.37 million, compared to $7.77 million in the prior year, reflecting ongoing investments in new business initiatives and a transitional revenue mix.

Operating loss was $9.23 million, compared to $1.61 million in 2024, driven primarily by increased administrative cost and continued scaling of next-generation platform infrastructure. Net loss attributable to the Company was $10.06 million, compared to $1.82 million in the prior year.

Strategic and Operational Update

During 2025, Taoping accelerated its transformation into a technology-driven platform company, focusing on AI, IoT, and data-enabled services.

Management emphasized the Company’s continued strategy to build out its intelligent infrastructure platforms, including smart city, digital media, and IoT-based solutions, while advancing its AI-powered predictive systems and data monetization capabilities.

Additionally, the Company is leveraging advanced technologies, including predictive analytics and intelligent automation, to expand into verticals such as smart infrastructure and elevator lifecycle services, which are expected to generate stable, high-margin recurring revenues over time.

Outlook

Looking ahead, Taoping expects:

●	Continued growth in AI-enabled platform services

●	Expansion of recurring revenue streams and customer retention

●	Gradual improvement in gross margins and operating leverage

●	Execution of a multi-year growth strategy focused on technology leadership and ecosystem expansion

●	Accelerated growth through strategic collaborations and acquisitions

Management believes these initiatives, if successfully executed, will support revenue growth and improved profitability over time as the Company seeks to expand its position in intelligent digital infrastructure and platform services.

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative Cloud-based technologies on the Smart City IoT platform, and related products and services. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. For more information about Taoping, please visit http://en.taop.com.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results; risks related to our strategic transformation, including our ability to successfully transition from legacy businesses to platform-based services; risks related to executing our growth strategy in the smart elevator and intelligent infrastructure markets; our ability to obtain additional financing on acceptable terms if needed; intense competition in the AI, IoT, and smart city technology markets; changes in domestic and foreign laws, regulations and taxes; uncertainties related to China’s legal system and economic, political and social events in China; the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc.	Global IR Partners
David Pasquale
IR@taop.com	TAOP@globalirpartners.com
www.taop.com	New York Office: +1-914-337-8801